AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS CHARTER

Organization

There  shall  be  a  committee  of  the  board  of  directors  (the  “Board”)  of  Reg  Technologies  Inc.  (“Reg”)

known   as   the   Audit   and   Finance   Committee   (the   “Committee”).     This   charter   shall   govern   the

operations of the Committee.

Membership and Qualifications

The  membership  of  the  Committee  shall  be  appointed  by  the  Board  and  shall  consist  of  at  least  three directors, the majority of whom will be non-officers (the “Independent Directors”).

Each  independent  member  of  the  Committee  shall  be,  while  at  all  times  a  member  of  the  Committee,

free  of  any  relationship  that,  in  the  opinion  of  the  Board,  would  interfere  with  the  member’s  individual exercise of independent judgment.

Each  member  of  the  Committee  shall  be,  while  at  all  times  a  member  of  the  Committee,  generally

knowledgeable   in   financial   and   auditing   matters,   specifically   possessing   the   ability   to   read   and

understand  fundamental  financial  statements  including  Reg’s  balance  sheet,  statement  of  operations and statement of cash flows.

The  Board  shall  appoint  one  member  of  the  Committee  as  chair.    The  chair  shall  be  responsible  for

leadership  of  the  Committee,  including  preparing  the  agenda,  presiding  over  the  meetings,  making

committee  assignments  and  reporting  to  the  Board.    The  chair  will  also  maintain  regular  liaison  with

Reg’s Chief Executive Officer, Chief Financial Officer and lead independent audit partner.

Role

The  Committee  assists  the  Board  in  fulfilling  its  responsibility  for  oversight  of  the  quality  and  integrity of  the  accounting,  auditing,  reporting  practices,  systems  of  internal  accounting  and  financial  controls,

the  annual  independent  audit  of  Reg’s  financial  statements,  and  the  legal  compliance  and  ethics programs  of  Reg  as  established  by  management  and  the  Board  shall  also  perform  any  other  related

duties  as  directed  by  the  Board.    In  fulfilling  this  role,  the  Committee  is  expected  to  maintain  free  and open  communications  with  the  independent  auditor  and  management  of  Reg  and  shall  meet  at  least once each quarter.

While  the  Committee  has  the  responsibilities  and  powers  set  forth  below  in  this  charter  under  the headings  “Authority”  and  “Responsibilities  and  Processes”,  it  is  not  the  duty  of  the  Committee  to

conduct   audits   or   to   determine   that   Reg’s   financial   statements   are   fairly   presented   and   are   in

accordance   with   generally   accepted   accounting   principles.     Management   is   responsible   for   the

preparation  of  financial  statements  in  accordance  with  generally  accepted  accounting  principles.  It  is the role of the independent auditor to audit the financial statements.

Authority

The  Committee  is  granted  the  authority  to  investigate  any  matter  brought  to  its  attention,  with  full

access  to  all  books,  records,  facilities  and  personnel  of  Reg.    The  Committee  has  the  power  to

engage  and  determine  funding  for  outside  counsel  or  other  experts  or  advisors  as  the  Committee deems  necessary  for  these  purposes  and  as  otherwise  necessary  or  appropriate  to  carry  out  its duties.  Reg  shall  provide  appropriate  funding,  as  determined  by  the  Committee,  for  payment  of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an  audit  report  or  performing  other  audit,  review  or  attest  services  for  Reg  and  for  any  advisors employed  by  the  Committee  as  well  as  for  the  payment  of  ordinary  administrative  expenses  of  the

Committee that are necessary or appropriate in carrying out it duties.

Responsibilities and Processes

The Committee’s primary responsibilities include:

•     overseeing Reg’s financial reporting process on behalf of the Board and reporting the results or findings of its oversight activities to the Board;

•     having sole authority to appoint, retain and oversee the work of Reg’s independent auditor and establishing the compensation to be paid to the independent auditor. Reg’s independent auditor shall report directly to the Committee;

•     establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential,

anonymous submission by Reg’s employees of concerns regarding questionable accounting or auditing matters;

•     pre-approving  all  audit  services  and  permissible  non-audit  services  as  may  be  amended  from time to time; and

•     overseeing  Reg’s  system  to  monitor  and  manage  risk,  and  legal  and  ethical  compliance programs,  including  the  establishment  and  administration  (including  the  grant  of  any  waiver from)  a  written  code  of  ethics  applicable  to  each  of  Reg’s  principal  executive  officer,  principal

financial   officer,   principal   accounting   officer   or   controller   or   persons   performing   similar

functions.

The  Committee,  in  carrying  out  its  responsibilities,  believes  its  policies  and  procedures  should  remain

flexible  in  order  to  react  more  effectively  to  changing  conditions  and  circumstances.    The  Committee

shall  take  the  appropriate  actions  to  set  the  overall  corporate  “tone”  for  quality  financial  reporting,

sound business risk practices and ethical behaviour.

The  following  shall  be  the  principal  recurring  processes  of  the  Committee  relating  to  its  oversight responsibilities.  These  processes  are  set  forth  as  a  guide,  with  the  understanding  that  the  Committee may  supplement  them  as  appropriate  and  is  not  intended  be  a  comprehensive  list  of  all  the  actions

that the Committee will take in discharging its duties.    These processes are:

•     discussing  with  the  independent  auditor  the  objectivity  and  independence  of  the  auditor  and any  relationships  that  may  impact  the  auditor’s  objectivity  or  independence  and  receiving  from the independent auditor disclosures regarding its independence and written affirmation that the independent  auditor  is  in  fact  independent,  and  taking  any  action,  or  recommending  that  the

Board take appropriate action to oversee the independence of the independent auditor;

•     overseeing  the  independent  auditor  relationship  by  discussing  with  the  auditor  the  nature  and scope  of  the  audit  process,  receiving  and  reviewing  audit  reports,  and  providing  the  auditor  full access to the Committee to report on any and all appropriate matters. The Committee has the sole authority to resolve disagreements, if any, between management and the independent auditor;

•     discussing with the independent auditor and Reg’s financial and accounting personnel,

together and in separate sessions, the adequacy and effectiveness of the accounting and financial controls of Reg and eliciting recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures may be desirable;

•     providing sufficient opportunity for the independent auditor to meet with the members of the

Committee without members of management present.    Among the items to be discussed in

these meetings are the independent auditor’s evaluation of Reg’s financial and accounting personnel and the cooperation that the independent auditor received during the course of the audit;

•     discussing with management their review of the adequacy of Reg’s disclosure controls and procedures, the effectiveness of such controls and procedures and any findings following such review;

•     reviewing Reg’s system to monitor, assess and manage risk and legal and ethical compliance program; and

•     reviewing and discussing with management and the independent auditor prior to the filing of

Reg’s annual report:

i.

Reg’s annual financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and

Analysis;

ii.

the selection, application and effects of Reg’s critical accounting policies, practices and the reasonableness of significant judgements and estimates made by management;

iii.

alternative and preferred treatment of financial information under generally accepted accounting principles;

iv.

all material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material, current or future, effect on the financial condition of Reg;

v.

any material written communications between the independent auditor and management;

vi.

the independent auditor’s audit of the financial statements and its report thereon;

vii.

any significant finding and recommendations of the independent auditor and management’s responses thereto;

viii.

any significant changes in the independent auditor’s audit plan;

ix.

any serious difficulties or disputes with management encountered during the course of the audit;

x.

any related significant findings and recommendations of the independent auditor together with management’s responses thereto; and

xi.

other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

•     preparing a report to be included in Reg’s Information Circular that states the Committee has:

i.

analyzed and discussed the audited financial statements with management;

ii.

discussed with the independent auditor the auditor’s independence;

iii.

considered the audit and non-audit services provided by the independent auditor,

and the fees paid for such services; and

iv.

the Committee shall review in advance all announcements of interim and annual financial results, as well as any periodic guidance to be publicly released by Reg and discuss such announcements with management and the independent auditors.

•     reviewing and discussing with management and the independent auditor prior to the filing of

Reg’s Quarterly Report:

i.

CFO’s interim financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and

Analysis”;

ii.

the selection, application and effects of Reg’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management;

iii.

alternative and preferred treatment of financial information under generally accepted accounting principles; and

iv.

all material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition of Reg.

•     reviewing and either approving or disapproving all related party transactions;

•     submitting the minutes of all meetings of the Committee to, or discussing the matters discussed at each committee meeting with, the Board;

•     reviewing and assessing the adequacy of this charter annually and recommend any proposed changes to the Board for its approval; and

the Chairman of the Committee, or another Committee member designated by the Chairman, is authorized to act on behalf of the Committee with respect to required Committee responsibilities which arise between regularly scheduled Committee meetings, with the independent auditors and management, as well as the pre-approval of non-audit services provided by the independent auditors,

as necessary, as contemplated by the Committee’s policies.    Any such pre-filing discussions and

pre-approvals shall be reported to the Committee at a subsequent meeting.

Approved by the Reg Technologies Inc. Board of Directors on January 18, 2010.

“John Robertson”

“Suzanne Robertson”

JOHN ROBERTSON

SUSANNE ROBERTSON

“Jennifer Lorette”

“James Vandeberg”

JENNIFER LORETTE

JAMES VANDEBERG

_____”Robert Grisar”____________

ROBERT GRISAR